FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS DELIVERS RECORD RESULTS IN 2007

-    Operating revenue up 12.6 per cent to EUR535.9 million
-    Operating profit up 12.9 per cent to EUR206.0 million
-    9.7 per cent increase in net income before tax to EUR207.8 million

HSBC Trinkaus delivered record results in 2007 despite increasingly challenging market conditions. Operating revenue increased 12.6 per cent to EUR535.9 million while operating profit rose 12.9 per cent to EUR206.0 million. Return on equity was 24.2 per cent before tax.

All business segments contributed to the bank's success with increased profitability in private banking, corporate banking and the institutional clients business as well as proprietary trading. In 2008 the Management Board will seek to maintain and build on the increased profits delivered last year, while acknowledging that net fees, commissions and trading profit depend largely on the performance of the capital markets.

Results by business segment:

Net interest income increased 24.2 per cent to EUR110 million as average lending and deposit volumes grew significantly due to the acquisition of new clients and strengthening of existing business relationships. Credit risk provisioning continued to reflect a cautious credit appetite.

Net fees and commissions rose by 12.9 per cent to EUR318.1 million and was the most important contributor to operating revenue, accounting for 59.4 per cent of total operating income. Despite continuing financial market uncertainties, the securities business also reported an increase in fees and commissions of EUR21.6 million to a total of EUR203.7 million.

Trading profit was down 3.8 per cent to EUR100.1 million against 2006. The bank had particular success in marketing retail products under the HSBC Trinkaus Retail Derivatives brand and reached a new milestone in 2007 with the issue of more than 23,000 certificates and warrants.

Administrative expenses increased by 11.7 per cent overall to EUR333.4 million. Personnel expenses increased by 7.2 per cent to EUR203.3 million as the bank recruited to meet the demands of a growing business and increased levels of performance-related pay. Other administrative expenses increased by 20.5 per cent mainly as a result of higher fees for consultancy services related to IT. The implementation of MiFID, SEPA and Basel II in 2007 led to specific increases in IT and administrative costs.

Despite a decline in net income from investments, the bank suffered no notable write-downs as a result of the subprime crisis and HSBC Trinkaus has no significant exposure to synthetic credit risk. Net income before tax grew by 9.7 per cent to EUR207.8 million. The Annual General Meeting on 17 June 2008 will propose the distribution of a dividend of EUR2.50 as was also the case last year.

Consolidated assets increased 12.8 per cent in 2007 to EUR21.1 billion. Loans and advances to customers increased 34.7 per cent to EUR4.3 billion. This growth largely reflected expansion in the client base. At the end of the year the bank's total and core capital ratios were 10.7 per cent and 6.4 per cent respectively.

Private banking again posted strong results in 2007 increasing to EUR42.2 million, the best performance in the bank's history. This was primarily the result of increasing net fees and commissions in the securities business, but was also due to the bank's successful customer acquisition strategy. Assets under management increased to EUR26.4 billion, up 6.0 per cent on the previous year.

Corporate banking also had a successful year. Despite strong competition for new business it was able to achieve a 10.6 per cent increase in revenue to EUR46.1 million while maintaining robust credit quality. Alongside the domestic earnings contribution, there was also a significant increase in business with German corporate clients from the wider HSBC Group.

HSBC Trinkaus focussed significantly on investment banking during the course of the year and the bank is now one of Germany's leading facilitators of capital market transactions. The fact that HSBC Trinkaus has been able to secure a significant share of capital markets business in the domestic German renewable energy market is evidence that it was right to place greater emphasis on this area of the business.

2007 was again a successful year for the institutional clients segment with an increase of 5.0 per cent on 2006 to EUR59.1 million. Almost all product groups produced a satisfactory performance led by the asset management and equity business. By further stepping up cooperation with the HSBC Group, the bank was able to significantly expand its product range.

Proprietary trading produced a record result of EUR64.5 million in 2007. This represents the single biggest earnings contribution of all business segments. Throughout the course of the year, more than 23,000 new leverage products, discount and bonus certificates were issued - an increase of more than 60 per cent on 2006.

The bank's subsidiary, HSBC Investments Deutschland, which manages institutional assets and public funds, significantly increased revenues in both public and special funds.

Internationale Kapitalanlagegesellschaft (INKA), another HSBC Trinkaus subsidiary, was able to achieve record growth figures in 2007 despite capital markets conditions worsening in the second half of the year. Assets under management increased by 11.4 per cent to EUR56.6 billion, a higher level of growth than the market as a whole. The number of funds increased from 286 to 295.

Following discontinuation of the joint venture with the Telekom subsidiary 'T-Systems' late last year, HSBC Trinkaus is now the sole shareholder of International Transaction Services (ITS). As a result of strong stock market activity and increased trading volumes, ITS reached new highs in 2007 in terms of settlement volume: more than 66 million transactions were settled representing an increase of 23.0 per cent versus 2006. The 100 per cent acquisition of ITS is a clear signal of the bank's commitment to high-quality service in securities settlement.

Note to editors:

HSBC Trinkaus

HSBC Trinkaus is one of the leading private banks in Germany and part of the globally-operating HSBC Group. With over 1,800 employees HSBC Trinkaus can be found in six locations in Germany in addition to the head office in Dusseldorf and has access to the global network of the HSBC Group. With total assets of EUR21.1 billion* and EUR90.1 billion in funds under management and administration*, the bank has a Fitch IBCA rating of 'AA', the highest Fitch rating of all German commercial banks. The bank's central target groups are wealthy private clients, corporate clients and institutional clients. *(figures as at 31 December 2007)

All   HSBC   Trinkaus   press   releases   can  be   found   on   the   Homepage
www.hsbctrinkaus.de under the heading "About us", "Press".

HSBC Holdings plc
HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'The world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 04 April 2008